EXHIBIT 21

SUBSIDIARIES OF THE CORPORATION

As of December 30, 2006

Name	State or other jurisdiction of organization
IDSC Holdings LLC	Wisconsin
Snap-on Business Solutions Inc.	Delaware
Snap-on Global Holdings, Inc.	Delaware
Snap-on Tools Company LLC	Delaware